                                  NEWS RELEASE

FOR IMMEDIATE RELEASE

Trading Symbol:           NCT/TCCPR/TCDPR                      Contact:  GLENN VOTEK
Exchange:                 NEW YORK                                       EXECUTIVE VICE PRESIDENT
                                                                         & TREASURER
                                                                         (973) 397-3066



              AT&T CAPIAL SCHEDULED TO COMPLETE TOPrS TENDER OFFER

MORRISTOWN, NEW JERSEY, AUGUST 24, 1998 -- AT&T Capital Corporation ("AT&T Capital"), a wholly owned subsidiary of Newcourt Credit Group Inc., announced today that the Superior Court of Morris County, New Jersey denied plaintiff's request in a recently filed action to enjoin AT&T Capital's offer to purchase US$200,000,000 9.06% Trust Originated Preferred Securities ("Securities") issued by an affiliated trust.

The favorable ruling, together with the company's receipt of consents from the holders of a majority of the outstanding Securities (as announced last week), paves the way for the completion of the tender offer scheduled to close on Wednesday, August 26, 1998 at 12:00 midnight (New York City time).

AT&T Capital is a wholly owned subsidiary of Newcourt Credit Group Inc. Newcourt is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed asset of US$23.1 billion (C$34.0 billion) and a global capability in 24 countries. The Trust Preferred Securities trade on the New York Stock Exchange under the symbols "TCCPR" and "TCDPR."